UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Apollo Global Management, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title and Class of Securities)

03769M106

(CUSIP Number)

Wendy Dulman

c/o RWN Management, LLC

65 East 55th Street, 31st Floor

New York, New York 10022

(212) 920-3135

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sidley Austin LLP

Attention: Tony Feuerstein

787 Seventh Avenue

New York, NY 10019

(212) 839-5300

Akin Gump Strauss Hauer & Feld LLP

Attention: Jason M. Daniel

2300 N. Field Street, Suite 1800

Dallas, Texas 75201

(214) 969-2800

January 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 03769M106

(1)	Name of Reporting Persons: Marc Rowan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 35,082,816
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,082,816
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,082,816
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.1% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Based on 570,921,096 shares of Common Stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the “Issuer”) outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

Schedule 13D

CUSIP No. 03769M106

(1)	Name of Reporting Persons: MJR Foundation LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 26,782,555
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 26,782,555
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,782,555
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 570,921,096 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

Schedule 13D

CUSIP No. 03769M106

(1)	Name of Reporting Persons: RWNM AOG Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,481,402
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,481,402
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,481,402
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 570,921,096 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

Schedule 13D

CUSIP No. 03769M106

(1)	Name of Reporting Persons: RWNM Series A Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,481,402
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,481,402
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,481,402
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 570,921,096 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

Schedule 13D

CUSIP No. 03769M106

(1)	Name of Reporting Persons: RWN Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,481,402
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,481,402
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,481,402
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 570,921,096 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

Schedule 13D

CUSIP No. 03769M106

(1)	Name of Reporting Persons: Alchemy Group Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,481,402
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,481,402
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,481,402
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 570,921,096 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

Schedule 13D

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 9 West 57th Street, 43rd Floor, New York, New York 10019. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Marc Rowan

2.	MJR Foundation LLC (“MJR Foundation”)

3.	RWNM AOG Holdings LLC (“AOG Holdings”)

4.	RWNM Series A Holdings LLC (“Series A Holdings”)

5.	RWN Management LLC (“RWNM”)

6.	Alchemy Group Holdings LLC (“AGH”)

(b) The business address or address of its principal office, as applicable, of MJR Foundation, AOG Holdings, Series A Holdings, RWNM and AGH is c/o RWN Management LLC, 65 East 55th Street, 31st Floor, New York, NY 10022. Mr. Rowan’s address is 81 Butternut Hollow Road, Greenwich, CT 06830.

(c) Mr. Rowan’s principal occupation is serving as the Chief Executive Officer and Member of the Board of Directors of the Issuer (the “Board”). Mr. Rowan is also the Managing Member of MJR Foundation and the sole owner of AGH. MJR Foundation is an estate planning vehicle for which voting and investment control are exercised by Mr. Rowan, which is principally organized to hold shares of Common Stock of the Issuer. AOG Holdings is organized to hold shares of Common Stock of the Issuer. Series A Holdings is the managing member of AOG Holdings. RWNM is the sole owner of Series A Holdings and is the investment manager of affiliated investment vehicles. AGH is the Managing Member of RWNM.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Marc Rowan – United States

2.	MJR Foundation – New York limited liability company

3.	AOG Holdings - Delaware limited liability company

4.	Series A Holdings – Delaware limited liability company

5.	RWNM – New York limited liability company

6.	AGH – Delaware limited liability company

Item 3.	Source and Amount of Funds or Other Consideration.

On January 1, 2022, pursuant to the Agreement and Plan of Merger, dated as of March 8, 2021 (the “Merger Agreement”), by and among Apollo Global Management, Inc. (“Old AGM”), Athene Holding Ltd. (“AHL” and together with Old AGM collectively, the “Predecessors”), the Issuer, Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of the Issuer (“AHL Merger Sub”), and Green Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“AGM Merger Sub”), AGM Merger Sub merged with and into Old AGM with Old AGM as the surviving corporation and a direct subsidiary of the Issuer (the “AGM Merger”), and AHL Merger Sub merged with and into AHL with AHL as the surviving corporation and a direct subsidiary of the Issuer (the “AHL Merger”, and together with the AGM Merger, the “Mergers”). On January 1, 2022, upon the consummation of the Mergers, (a) each share of common stock (other than shares held by Old AGM as treasury shares or by a subsidiary of Old AGM) or other equity interest of Old AGM was converted into one share of common stock or equivalent equity interest of the Issuer, (b) each share of common stock (other than shares held by AHL as treasury shares or by a subsidiary of AHL) or other equity interest of AHL was converted into 1.149 shares of common stock or equivalent equity interest of the Issuer, (c) Old AGM was renamed Apollo Asset Management, Inc. and (d) the Issuer was renamed Apollo Global Management, Inc.

In connection with that an Exchange Implementation Agreement, dated December 31, 2021, by and among the Issuer, AP Professional Holdings, L.P., BRH Holdings, L.P. and the other parties thereto, affiliates of the reporting person exchanged Apollo Operating Group (“AOG”) Units concurrently with the consummation of the Mergers for shares of common stock of the Issuer. Prior to the Mergers, each AOG unit represented a right to receive one share of Class A common stock of Old AGM, subject to the restrictions and provisions set forth in the Agreement Among Principals, dated July 13, 2007, by and among the reporting person, Leon Black and Joshua Harris, AP Professional Holdings, L.P., a Cayman Islands exempted limited partnership (“AP Professional Holdings”), BRH Holdings L.P., a Cayman Islands exempted limited partnership (“BRH Holdings”) and the other parties thereto, and the Seventh Amended and Restated Exchange Agreement, dated July 29, 2020, by and among Old AGM, AP Professional Holdings, and the other parties thereto.

All shares were acquired in the Mergers and an in-kind distribution described in Item 5(c) below, and no portion of the shares of the Predecessors were acquired using borrowed funds. As of December 31, 2021, the closing market price of AGM’s Class A common stock was $72.43 and the closing market price of AHL’s Class A common shares was $83.33.

Item 4.	Purpose of Transaction.

Appointment Following the Mergers

Effective immediately following the effective time of the Mergers, Mr. Rowan became a member of the Board and the Chief Executive Officer of the Issuer.

Stockholders Agreement

On January 1, 2022, in connection with the closing of the Mergers, the Issuer entered into a Stockholders Agreement with Leon D. Black, Marc J. Rowan, Joshua J. Harris (collectively, the “Principals”) and certain affiliates of the Principals (the “Stockholders Agreement”), including MJR Foundation and AOG Holdings.

The Stockholders Agreement provides, among other things:

•

the Issuer will nominate each Principal (or his designee, as applicable) as part of the director slate of the Board, for so long as such Principal, together with the members of his family group, beneficially owns at least $400 million in value or 10 million in number of shares of Common Stock (the “Ownership Threshold”);

•	each Principal (or his designee, as applicable), will, if requested by the Board, resign from the Board in the event that such Principal no longer meets the Ownership Threshold;

•

each Principal, together with other persons or entities affiliated with the Principal, agrees to vote all of his or their respective shares of Common Stock in favor of the election of the other Principals (or their designees, as applicable);

•

the Issuer will recommend that its stockholders vote in favor of the Principals (or their designees, as applicable) and the Issuer will otherwise take reasonable action to support their nomination and election (including by filling vacancies on the Board, if necessary);

•	each Principal (but not his designee) will be entitled to a seat on the executive committee of the Board so long as such Principal serves on the Board;

•	the Issuer will not make any non-pro rata distributions or payments to any Principal without the consent of the other Principals;

•

each Principal and the Issuer agree not to take actions inconsistent with the terms of the Stockholders Agreement or in a manner that is discriminatory as to one or more of the Principals, and will agree to oppose any such actions if proposed by others;

•

each Principal will have customary information rights regarding the Issuer’s business, so long as such Principal, together with the members of his family group, meets an ownership threshold equal to 50% of the Ownership Threshold;

•

each Principal will be entitled to the use of office space at the Issuer’s offices and administrative and logistics support provided by the Issuer; provided, that such Principal continues to (a) provide services to the Issuer (other than as a member of the Board), (b) serve on the executive committee of the Board or (c) serve as the chairman of the Board or of any committee of the Board.

The Stockholders Agreement also grants to each Principal (and his permitted transferees) the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of Common Stock held or acquired by him. Under the Stockholders Agreement, each Principal (and his permitted transferees) (i) has “demand” registration rights that require the Issuer to register under the Securities Act the shares of Common Stock that he holds or acquires, (ii) may require the Issuer to make available registration statements permitting sales of the shares of Common Stock he holds or acquires in the market from time to time over an extended period and (iii) has the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other registration rights holders or initiated by the Issuer. the Issuer has agreed to indemnify each Principal (and his permitted transferees, together with certain related parties) against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such holder sells the Issuer Shares, unless such liability arose from the holder’s misstatement or omission, and each Principal (and his permitted transferees) has agreed to indemnify the Issuer against all losses caused by his (or their) misstatements or omissions.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Voting Agreement

Pursuant to the Voting Agreement (the “Voting Agreement”) dated as of August 6, 2021 by and between Mr. Rowan and BRH Holdings GP, Ltd. (“BRH GP”), Mr. Rowan has agreed to cause to be present and to vote (or cause to be voted) at any annual or special meeting of stockholders of the Issuer, or, to the extent any action by written consent is then permitted, to duly execute and timely deliver (or cause to be executed and delivered) any applicable written consent of the stockholders of the Issuer in lieu thereof with respect to, all of the shares of Common Stock he and other persons or entities affiliated with him hold (i) in favor of electing any nominee to the Board who is approved in accordance with BRH’s governing documents as in effect as of August 6, 2021, including the Agreement Among Principals, which require two thirds of the Principals to agree to such an approval, and (ii) against the election of any nominee who is not so approved.

The foregoing description of the Voting Agreement and the Agreement Among Principals does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement and the Agreement Among Principals, and the amendment thereto, which are filed as Exhibits 99.3, 99.4 and 99.5, respectively, to this Schedule 13D, each of which is incorporated herein by reference.

General

Each Reporting Person acquired the shares of the Common Stock reported in this Schedule 13D for investment purposes and intends to review such investment in the Issuer on a continuing basis. As a member of the Board, as Chief Executive Officer or as a stockholder of the Issuer, Mr. Rowan may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as Mr. Rowan may deem relevant to his or the other Reporting Person’s investment in, and position with, the Issuer. Each Reporting Person expects that he or it will, from time to time, review his or its investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease his or its investment position in the Common Stock. A Reporting Person may, from time to time, make additional purchases of shares of the Common Stock either in the open market or in privately negotiated transactions, depending upon his or its evaluation of the Issuer’s business, prospects, financial condition or results of operations, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, stock market conditions or other factors. Depending upon the factors noted above, any Reporting Person may also decide to hold or dispose of all or part of his or its investments in the Common Stock, including, but not limited to, through a donation to a donor-advised fund or other charity. Any action such Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Item 4 or Item 6 below, no Reporting Person has any present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended. The information in Items 3 and 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based on 570,921,096 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

Marc Rowan may be deemed to beneficially own, and have sole voting and dispositive power over, the shares of Common Stock held by MJR Foundation and AOG Holdings due to his position as the Managing Member of MJR Foundation and as the indirect owner of the Managing Member of AOG Holdings. As of the date hereof, Mr. Rowan would be deemed to be the beneficial owner with sole voting and dispositive power of 35,082,816 shares of Common Stock in the aggregate, which represents approximately 6.1% of the outstanding Common Stock.

MJR Foundation holds and beneficially owns 26,782,555 shares of Common Stock, which represents approximately 4.7% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock it holds.

AOG Holdings beneficially owns 6,481,402 shares of Common Stock, which represents approximately 1.1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.

Series A Holdings beneficially owns the 6,481,402 shares of Common Stock held by AOG Holdings, which represents approximately 1.1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.

RWNM beneficially owns the 6,481,402 shares of Common Stock held by AOG Holdings, which represents approximately 1.1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.

AGH beneficially owns the 6,481,402 shares of Common Stock held by AOG Holdings, which represents approximately 1.1% of the outstanding Common Stock, and has sole voting and dispositive power over such shares of Common Stock.

Mr. Rowan, MJR Foundation and AOG Holdings may be deemed to be members of a group, as parties to the Stockholders Agreement (as defined below) with each of Leon D. Black and Joshua J. Harris and their associated entities. Such group would be deemed beneficially own 159,540,354 shares of Common Stock, or 27.9%.

(c) Except as described in Item 3 and the receipt of an in-kind distribution of 6 shares by Marc Rowan on January 10, 2022 without consideration, none of the Reporting Persons has effected any transaction of the Issuer’s Common Stock in the last 60 days

(d) The members of MJR Foundation and AOG Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of MJR Foundation and AOG Holdings, accordingly, in accordance with their respective limited liability company interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 6 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement of Schedule 13D by and among the Reporting Persons.

99.2	Apollo Global Management, Inc. Stockholders Agreement, dated as of January 1, 2022, among the Issuer, Leon D. Black, Marc J. Rowan, Joshua J. Harris and the other parties thereto.

99.3	Voting Agreement, dated as of August 6, 2021 by and between BRH Holdings GP, Ltd., a Cayman exempted company and Marc Rowan.

99.4	Agreement Among Principals, dated as of July 13, 2007, by and among Leon D. Black, Marc J. Rowan, Joshua J. Harris, Black Family Partners, L.P., MJR Foundation, AP Professional Holdings, L.P. and BRH Holdings, L.P. (incorporated by reference to Exhibit 10.9 to Old AGM’s Registration Statement on Form S-1 (File No. 333-150141)).

99.5	Amendment to Agreement Among Principals, dated as of July 29, 2020, by and among Leon D. Black, Marc J. Rowan, Joshua J. Harris, Black Family Partners, L.P., MJH Partners, L.P., MJR Foundation, AP Professional Holdings, L.P. and BRH Holdings, L.P. (incorporated by reference to Exhibit 10.3 to Old AGM’s Form 10-Q for the period ended June 30, 2020 (File No. 001-35107)).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2022

MARC J. ROWAN

/s/ Marc J. Rowan
Marc. J. Rowan

MJR FOUNDATION LLC

By:	/s/ Marc J. Rowan

Name:	Marc. J. Rowan
Title:	Class A Managing Member

RWNM AOG HOLDINGS LLC

By:	RWNM Series A Holdings LLC
its Managing Member

By:	RWN Management, LLC
its sole member

By:	Alchemy Group Holdings LLC
Its Managing Member

By:	/s/ Marc J. Rowan
Name:	Marc J. Rowan
Title:	Managing Member

RWNM SERIES A HOLDINGS LLC

By:	RWN Management, LLC
its sole member

By:	Alchemy Group Holdings LLC
Its Managing Member

By:	/s/ Marc J. Rowan
Name:	Marc J. Rowan
Title:	Managing Member

RWN MANAGEMENT LLC

By:	Alchemy Group Holdings LLC
Its Managing Member

By:	/s/ Marc J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member

ALCHEMY GROUP HOLDINGS LLC

By:	/s/ Marc J. Rowan
Name:	Marc. J. Rowan
Title:	Managing Member